CHINDEX INTERNATIONAL, INC.
U.S. - CHINA INDUSTRIAL EXCHANGE, INC.

U.S.A.	BEIJING
7201 Wisconsin Avenue	Dong Cheng District Chao Yang Men Nei
Suite 703	#7 Xiaopaifang Hutong, Beijing
Bethesda, Maryland 20814	P.O. Box 9065, P.R. China
Telephone: (301) 215-7777	Telephone: 6512-6662
Fax: (301) 215-7719	Fax: 6512-9903

November 14, 2005

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re: Chindex International, Inc.
October 3, 2005 Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-114996)

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Chindex International, Inc., a Delaware corporation (the “Registrant”), hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) to withdraw both filings of the Registrant’s Amendment No. 1 on Form S-3 to Registration Statement on Form S-1, together with all exhibits, filed on October 3, 2005 (the “Amendment”) (File No. 333-114996), which inadvertently were filed with an EDGAR label as pre-effective (whereas it is post-effective), with such application for withdrawal to be approved effective as of the date hereof or at the earliest practicable date hereafter. The Commission has not declared the Amendment effective.

The Registrant is withdrawing the Amendment pursuant to discussions with Mr. Jeffrey Riedler of the Commission. The Registrant intends to refile the updated Amendment with a post-effective EDGAR label promptly following such withdrawal. The Registrant confirms that, to its knowledge, no securities have been sold pursuant to the Amendment.

If you have any questions or would like to discuss the Amendment or any of the matters covered by this letter, please contact Gary J. Simon of Hughes Hubbard & Reed LLP, counsel to the Registrant, at (212) 837-6770.

Very truly yours,

CHINDEX INTERNATIONAL, INC.

Lawrence Pemble
Executive Vice President of Finance